Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010

Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in
earnings (losses) of investees	$(223,255)	$42,243	$55,308	$48,903	$42,255	$24,018
Distributions of earnings from equity investees	18,850	17,046	—	—	—	—
Fixed charges	27,894	28,048	16,831	16,892	12,057	7,351
Adjusted earnings (loss)	$(176,511)	$87,337	$72,139	$65,795	$54,312	$31,369

Fixed Charges:
Interest on indebtedness and amortization of deferred
finance costs and debt discounts	$27,894	$28,048	$16,831	$16,892	$12,057	$7,351

Ratio of adjusted earnings (loss) to fixed charges	(6.3x) (1)	3.1x	4.3x	3.9x	4.5x	4.3x

(1)The deficiency for this period was approximately $204.3 million.